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Filed Pursuant to Rule 424(b)(5)
Registration No. 333-175822

P R O S P E C T U S    S U P P L E M E N T
(To prospectus dated August 18, 2011)

8,500,000 Shares

Common Stock

        We are offering 8,500,000 shares of our common stock.

        Our common stock is listed on the New York Stock Exchange under the symbol "HIL." On July 31, 2014, the last sale price of the shares as reported on the New York Stock Exchange was $4.81 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page S-15 of this prospectus supplement.

	Per Share	Total
Public offering price	$4.2500	$36,125,000
Underwriting discount	$0.2337	$1,986,450
Proceeds, before expenses, to us	$4.0163	$34,138,550

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The underwriters may also purchase up to 1,275,000 additional shares of common stock from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

        Delivery of the shares of common stock is expected to be made on or about August 6, 2014.

KeyBanc Capital Markets

William Blair	Houlihan Lokey

Boenning & Scattergood, Inc.           Sidoti & Company, LLC           SOCIETE GENERALE

The date of this prospectus supplement is July 31, 2014.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

        This document consists of two parts. The first part is the prospectus supplement, which describes the specific terms of the offering. The second part is the prospectus, which describes more general information, some of which may not apply to the offering. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the headings "Where You Can Find More Information" and "Incorporation of Certain Documents by Reference" in this prospectus supplement and the accompanying prospectus.

        All references in this prospectus supplement to "Hill," the "Company," "we," "us," "our," the "registrant" or similar references mean Hill International, Inc. and include our consolidated subsidiaries where the context so requires. When we refer to the "common stock" we refer to shares of our common stock, par value $0.0001 per share.

        If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We have not, and the underwriters have not, authorized anyone to provide you with information different than that contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or in any free writing prospectus that we have authorized for use in connection with this offering. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. Our business, financial condition, results of operations and prospects may have changed since such date.

        We are not, and the underwriters are not, making an offer to sell the securities described in this prospectus supplement in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters or any agents, to subscribe for and purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

S-ii

 PROSPECTUS SUPPLEMENT SUMMARY

        The following summary information is qualified in its entirety by the information contained elsewhere in this prospectus supplement and the accompanying prospectus, including the documents we have incorporated by reference. This summary does not contain all of the information that you should consider before deciding to invest in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including the "Risk Factors" section contained in this prospectus supplement and our consolidated financial statements and the related notes and the other documents incorporated by reference herein.

Our Business

        We are one of the leading professional services firms in the construction industry with approximately 4,400 professionals in approximately 100 offices worldwide. We provide program management, project management, construction management, construction claims and other consulting services primarily to the buildings, transportation, environmental, energy and industrial markets. According to the June 16, 2014 edition of Engineering News-Record, or ENR, we are the ninth largest construction management firm and eleventh largest program management firm in the United States. In addition, we believe we have the largest construction claims practice in the world, measured by number of professionals and by revenue.

        We compete for business based on a variety of factors such as technical capability, global resources, price, reputation and past experience, including client requirements for substantial experience in similar projects and claims work. We have developed significant long-standing relationships, which bring us repeat business and would be very difficult to replicate. We believe we have an excellent reputation for attracting and retaining professionals. In addition, we believe there are high barriers to entry for new competitors, especially in the project management market. We have expanded our business through both organic growth and 22 acquisitions executed over the last 20 years. Our acquisition strategy continues to enhance our global presence. Our two most recent acquisitions of Collaborative Partners, Inc. in December 2013, and Binnington Copeland & Associates in May 2013, have expanded our presence in New England and South Africa, respectively.

        Over the five fiscal years ended December 31, 2013, we have grown our consulting fee revenue from $364 million in 2009, to $512 million in 2013, reflecting a compounded annual growth rate, or CAGR, of 7.1%. Our consulting fee revenue for the three months ended March 31, 2014 grew 12.0% to $137.2 million, compared to $122.6 million for the same period in 2013. A substantial portion of our revenue is tied to long-term contracts. The long-term nature of these contracts provides recurring revenue and provides visibility of future performance.

        The following three charts illustrate the diversification of our consulting fee revenue for the three months ended March 31, 2014:

        We offer a broad range of services through our two primary operating segments: the Project Management Group and the Construction Claims Group.

        Project Management Group (approximately 75% of consulting fee revenue and 3,600 professionals) —We provide fee-based or "agency" construction management services to our clients, leveraging our construction expertise to identify potential trouble, difficulties and sources of delay on a construction project before they develop into costly problems. Our experienced professionals are capable of managing all phases of the construction process from concept through completion, including cost and budget controls, scheduling, estimating, expediting, inspection, contract administration and management of contractors, subcontractors and suppliers. Our clients are typically billed a negotiated multiplier of the actual direct cost of each professional assigned to a project, and we are reimbursed for our out-of-pocket expenses. We believe our fee-based consulting has significant advantages over traditional general contractors. Specifically, because we do not assume project completion risk, our fee-based model eliminates many of the risks typically associated with providing "at risk" construction services. Hill has managed or is managing many prestigious projects worldwide, including the reclamation of the Palm Jumeirah in Dubai, UAE; the modernization of the United States Supreme Court Building in Washington, DC; the reconstruction of the World Trade Center in New York City; the construction of the Grand Egyptian Museum; the extension of the No. 7 Subway Line in New York City; the expansion of the Muscat International Airport in Oman; and the construction of the Riyadh Metro in Saudi Arabia.

        Construction Claims Group (approximately 25% of consulting fee revenue and 700 professionals) —
We advise clients in order to assist them in preventing or resolving claims and disputes based upon schedule delays, cost overruns and other problems on major construction projects worldwide. We may be retained as a claims consultant at the onset of a project, during the course of a project or upon the completion of a project. We assist owners or contractors in adversarial situations as well as in situations where an amicable resolution is sought. Specific activities that we undertake as part of these services include claims preparation, analysis and review, litigation support, cost/damages assessment, delay/disruption analysis, adjudication, risk assessment, lender advisory, expert witness testimony, and other services. Clients are typically billed based on an hourly rate for each consultant assigned to the project, and we are reimbursed for our out-of-pocket expenses. Our claims consulting clients include participants on all sides of a construction project, including owners, contractors, subcontractors, architects, engineers, attorneys, lenders and insurance companies. Hill has been involved in or is involved in resolving construction claims or providing consulting services for many major construction projects worldwide, including for the construction of the Channel Tunnel connecting the United Kingdom and France; the construction of the Petronas Twin Towers in Kuala Lumpur, Malaysia; the expansion of the Panama Canal; the expansion of the Dubai International Airport; and the construction of the Burj Khalifa skyscraper in Dubai.

Our Market Opportunity

        The global market for our services is highly fragmented, with hundreds of competitors. The field of construction management is a growing industry. As a global leader in project management, we are well positioned to benefit from a continued trend towards outsourcing project management services on all types of projects globally. In addition, continued population growth and relatively young demographic profiles in various emerging economies require significant investment in new and higher quality infrastructure. The relatively high price of oil has served as an additional catalyst for international spending on construction, especially in our key region of the Middle East, which aggregated to approximately 46% of our consulting fee revenue for the three months ended March 31, 2014. Reflecting the broader trends, the total program management and construction management fees for ENR's Top 100 U.S. PM/CM Firms grew at a CAGR of 8% from $12.1 billion in 2007 to $19.4 billion in 2013. We compete for contracts, primarily on the basis of technical capability, with numerous entities, including design or engineering firms, general contractors, other "pure" construction management companies, other claims consulting firms, the "Big Four" and other accounting firms, management consulting firms and other entities. We also believe our significant longstanding relationships better enable us to penetrate into other markets.

Our Competitive Strengths

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  Largest Independent Construction Management Firm.  According to ENR, we are the ninth largest overall construction management firm in the United States and the largest that is independent of design or construction companies. In addition, we believe we have the largest construction claims practice in the world, measured by number of professionals and by revenue. Our independent status eliminates many conflict-of-interest concerns and allows us to attract and retain superior talent. We believe our historical success on high profile projects has allowed us to win more complex, higher profile work, thus solidifying our leadership position.

  •
  Complementary and Synergistic Businesses.  Our two operating businesses are complementary and synergistic. Our construction claims experience gives us a unique understanding of what can go wrong on a construction project. We use this knowledge to identify potential issues on a project before they develop into costly disputes and recommend or initiate preventative action through strategic planning and controls. Many of our employees have the opportunity to work in both project management and construction claims, thereby building their overall knowledge base as well as enhancing our employee productivity, allowing us to enhance our profitability. Additionally, we cross-sell our service offerings from our two operating businesses by leveraging our client relationships and insight gained through related work with the same client. Our cross-selling ability leads us to generate more business and become more effective in serving our clients.

  •
  High Barriers to Entry.  Client requirements for substantial experience in similar projects and claims work, coupled with our 38 years of experience and track record of success, creates a strong barrier to entry for new competitors. We have developed significant long-standing relationships, which bring us repeat business and would be very difficult to replicate. We work on complex projects requiring specialized depth and breadth of professional expertise and resources that we believe is difficult for new competitors to replicate. In addition, doing business with governments is complex and requires the ability to comply with intricate regulations and satisfy periodic audits. Doing business with governments, particularly in the United States, often requires the ability to staff professionals who have security clearances necessary to work on projects involving sensitive information. We believe that the ability to understand these requirements and to successfully conduct business with governmental agencies is a barrier to entry for smaller, less experienced competitors.

  •
  Diversified Client Base and Global Geographic Footprint.  With approximately 4,400 professionals in approximately 100 offices worldwide, we have a global geographic footprint. We provide a broad spectrum of capabilities to private- and public-sector clients, including the U.S. federal government, U.S. state, local and regional governments and foreign governments. Our diverse experience includes projects such as educational, governmental, commercial office, residential, hotels and resorts, retail, entertainment and cultural, hospitals and healthcare, transportation, power, environmental, oil and gas, industrial and process, among others. Our diversified client base and our global geographic footprint enable us to manage risks better as we are less susceptible to changes in demand from any particular client, end market or region.

  •
  Experienced Acquirer in a Highly Fragmented Market.  Over the past 20 years, we have executed 22 acquisitions of project management and claims consulting businesses. The recent acquisitions of Collaborative Partners Inc. in December 2013 and Binnington Copeland & Associates in May 2013 have expanded our presence in New England and South Africa, respectively. Our acquisitions have enabled us to accelerate our firm's growth, strengthen our geographic diversity and compete better. Currently, we do not have any immediate plans, arrangements or understandings relating to any specific material acquisition or similar transaction, although in the ordinary course of our business we frequently evaluate potential acquisition opportunities. We have a proven ability to identify operations that meet our disciplined acquisition criteria and successfully integrate them to realize synergies within our businesses. Below is a list of the acquisitions we have made over the past 20 years:

Acquisition	Year Acquired	Geography	Operating Segment
Collaborative Partners Inc.	2013	U.S.	Project Management
Binnington Copeland & Associates	2013	S. Africa	Construction Claims
Engineering S.A. (majority ownership)	2011	Brazil	Project Management
TCM Group, Inc.	2010	U.S.	Project Management
dck Worldwide, LLC (Construction Management division only)	2010	U.S.	Project Management
McLachlan Lister Pty. Ltd.	2010	Australia	Construction Claims
TRS Consultants, Inc.	2009	U.S.	Project Management
Boyken International Inc.	2009	U.S.	Project Management
Chitester Management Inc.	2008	U.S.	Construction Claims
PCI Group, LLC	2008	U.S.	Construction Claims
Euromost Polska, Sp. z.o.o.	2008	Poland	Project Management
Gerens Management Group, Ltd.	2008	Spain	Project Management
John Shreeves & Partners, Ltd.	2008	U.K.	Project Management
KJM & Associates, Ltd.	2007	U.S.	Project Management
James R. Knowles (Holdings) PLC	2006	U.K.	Construction Claims
Pickavance Consulting Ltd.	2006	U.K.	Construction Claims
Haley's Ltd. (MapleConsult division only)	2005	U.K.	Construction Claims
Day & Zimmermann, Inc. (Public Buildings Group division only)	2002	U.S.	Project Management
Transportation Construction Services, Inc.	2001	U.S.	Project Management
Kueny and Doyle Construction Consulting, Inc.	2000	U.S.	Project Management
Citadel Engineering & Construction Consultants, LLC	1998	U.S.	Construction Claims
Gleason Floyd & Associates, Inc.	1998	U.S.	Construction Claims
  •
  Long-term Contracts Create High Revenue Visibility.  A substantial portion of our revenue is tied to contracts that generally have terms of three to five years, with some as long as seven to ten years. The long-term nature of these contracts provides recurring revenue and provides visibility of future performance. Historically, our consulting fee revenue has exceeded our then applicable twelve-month backlog at the beginning of the fiscal year. For a more detailed discussion, see "—Backlog."

  •
  Experienced Management Team.  We are led by an experienced management team with significant experience with our Company and in the construction industry. Irvin E. Richter has been the CEO and a member of our Board of Directors since he founded the Company in 1976. David L. Richter joined the Company in 1995 and has been President and COO since 2004 and a member of our Board of Directors since 1998. Effective December 31, 2014, Irvin Richter will step down as CEO and David Richter will become President and CEO. The rest of our senior leadership team is comprised of experienced professionals with extensive years of experience in project management and claims consulting services. The team has a proven track record and has built a scalable operating platform with what we believe to be best-in-class business operating processes.

  •
  High Quality Employee Base.  Our approach to project management and claims consulting is multi-disciplinary, and our staff is comprised of experienced professionals in virtually every important discipline including engineers, architects, attorneys, contract administrators, construction managers, environmental specialists, management consultants, accountants and scheduling specialists. We are not party to any collective bargaining agreements and we have not experienced any strikes or work stoppages. We believe we have an excellent reputation for developing and rewarding employees, which allows us to attract and retain what we believe to be outstanding professionals.

Our Growth Strategy

        Our growth strategy emphasizes the following key elements:

  •
  Increase Revenues from Our Existing Clients.  We have long-standing relationships with a number of public and private sector entities. Meeting our clients' diverse needs in managing construction risk and generating repeat businesses from our clients to expand our project base is one of our key growth strategies. We accomplish this objective by providing a broad range of project management and construction claims consulting services in a wide range of geographic areas that support our clients during every phase of a project, from concept through completion. We believe that nurturing our existing client relationships expands our project base through repeat business.

  •
  Capitalize Upon the Substantial Expected Spend in Our Markets.  We believe that the demand for project management services will grow with increasing construction and infrastructure spending in the markets we serve. We believe that our reputation and experience combined with our broad platform of service offerings will enable us to capitalize on increases in demand for our services. In addition, we strategically open new offices to expand into new geographic areas and we aggressively hire individuals with significant contacts to accelerate the growth of these new offices and to strengthen our presence in existing markets.

  •
  Continue to Pursue Acquisitions.  We operate in a highly fragmented industry with many smaller, regional competitors. Our acquisition strategy allows us to manage risk by diversifying our markets, which enables us to compete better by integrating capabilities and obtaining new relationships. We pursue acquisitions primarily for three reasons: to expand into new geographic markets; add to professional resources and improve critical mass in existing markets to compete better; and to enhance our specialization and capability in certain strategic areas. We intend to continue to pursue both U.S. acquisitions to round out our domestic presence and enhance capabilities in specific areas and foreign acquisitions that bring new relationships as well as widen our geographic base to offer our global capabilities.

  •
  Strengthen Professional Resources.  Our biggest asset is the people that work for Hill. We intend to continue spending significant time recruiting and retaining the best and the brightest to improve our competitive position. Our independent status has attracted top project management talent with varied industry experience. Additionally, our construction claims business provides us with a strong base of expertise that allows knowledge transfer across our businesses. We believe maintaining and bolstering our team will enable us to continue to grow our business.

Backlog

        Our total backlog at March 31, 2014 was $978 million. Twelve-month backlog at March 31, 2014 reached a record $400 million, compared to $394 million at December 31, 2013.

12-Month Total Backlog and Consulting Fees

        Our backlog represents management's estimate of the amount of contracts and awards in hand that we expect to result in future consulting fees. Project management backlog is evaluated by management on a project-by-project basis and is reported for each period shown based upon the binding nature of the underlying contract, commitment or letter of intent, and other factors, including the economic, financial and regulatory viability of the project and the likelihood of the contract being extended, renewed or cancelled. Construction claims backlog is based largely on management's estimates of future revenue based on known construction claims assignments. Because a significant number of construction claims may be awarded and completed within the same period, our actual construction claims revenue has historically exceeded backlog by a significant amount.

Recent Developments

  Preliminary Results

        We have not yet completed our June 30, 2014 financial statements. However, we currently expect the following financial results for the three months ended June 30, 2014:

(In thousands, except per share amounts)	Preliminary Results for the Three Months Ended June 30, 2014
Total revenue	$159,639
Consulting fee revenue	$144,515
EBITDA (as defined below)	$10,594
Operating profit	$8,655
Net earnings attributable to Hill International, Inc.	$1,518
Earnings per share	$0.04

        In addition, our total backlog at June 30, 2014 was $972 million, compared to $978 million at March 31, 2014. Twelve-month backlog at June 30, 2014 was $404 million, compared to $400 million at March 31, 2014.

  EBITDA Reconciliation

        Our management believes earnings before interest, taxes, depreciation and amortization, or EBITDA, in addition to operating profit, net income and other measures under United States generally accepted accounting principles, or GAAP, is a useful indicator of our financial and operating performance and our ability to generate cash flows from operations that are available for taxes, capital expenditures and debt service. EBITDA is not a measure of financial performance under GAAP. Investors should recognize that EBITDA might not be comparable to similarly-titled measures of other companies. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP. A reconciliation of EBITDA to the most directly comparable GAAP measure follows:

(In thousands)	Preliminary Results for the Three Months Ended June 30, 2014
Net earnings attributable to Hill International, Inc.	$1,518
Interest and related financing fees, net	5,646
Income tax expense	993
Depreciation and amortization	2,437

EBITDA	$10,594

        Because the financial statements for the three months ended June 30, 2014 have not yet been finalized, the above information regarding the period is subject to change and actual results for the period may differ materially from the preliminary results. Please see "Disclosure Regarding Forward-Looking Statements" below. In addition, preliminary results for the period are not necessarily indicative of the results that may be expected for the year ending December 31, 2014 or any other future period.

  Proposed Refinancing

        The Company and its subsidiary Hill International N.V., which we refer to as the "Subsidiary" and together with the Company, the "Borrowers," have entered into a commitment letter, or the "Commitment Letter" with Société Générale, which we refer to as the "Agent" and SG Americas Securities, LLC, which we refer to as the "Arranger" and together with the Agent and any other entity that becomes a lender under the Secured Credit Facilities (as described below), the "Lenders," pursuant to which the Arranger and the Agent committed, subject to the conditions and other terms and provisions of the Commitment Letter, to provide secured debt facilities to the Company in an aggregate principal amount of $165.0 million.

        The debt facilities would consist of (i) a term loan facility of $120.0 million, or the "Term Loan Facility," and (ii) revolving credit facilities totaling $45.0 million consisting of: (A) a $30.0 million U.S. dollar-denominated facility to be made available to the Company, which we refer to as the "U.S. Revolver" and (B) a $15.0 million Euro-denominated facility to be made available to Subsidiary, which we refer to as the "International Revolver" and together with the U.S. Revolver, the "Revolving Credit Facilities" and, together with the Term Loan Facility, the "Secured Credit Facilities." The Revolving Credit Facilities would include a $35.0 million sub-limit for letters of credit with $25.0 million allocated to the U.S. Revolver and $10.0 million allocated to the International Revolver. The commitment is subject to the satisfaction of all specified conditions on or before September 10, 2014.

        We would be required to use the proceeds from the Term Loan Facility:

  •
  for consummating the payoff and termination of our existing credit arrangements, which we refer to as the "Refinancing," which consist of the Credit Agreement, dated as of October 18, 2012, among the Company, certain lenders and Obsidian Agency Services, Inc., as amended, which we refer to as the "Existing Term Loan," and the Credit Agreement, dated as of June 30, 2009, among the Company, Bank of America, N.A. and certain other lenders, as amended, which we refer to as the "Existing Credit Agreement;"

  •
  to pay fees and expenses incurred in connection with the Secured Credit Facilities; and

  •
  thereafter for general corporate purposes.

        We would be required to use the proceeds from the Revolving Credit Facilities:

  •
  for the Refinancing;

  •
  to finance the working capital needs and general corporate purposes of the Borrowers and their subsidiaries;

  •
  to pay fees and expenses incurred in connection with the Secured Credit Facilities; and

  •
  for any other purposes not prohibited by the Secured Credit Facilities.

        The Term Loan Facility would have a term of six years, require repayment of 1.0% of the original principal amount annually for the first five years and be fully funded upon closing. Any amounts repaid on the Term Loan Facility would not be available to be re-borrowed. The Revolving Credit Facilities would have a term of five years and require payment of interest only during the term. Under the Revolving Credit Facilities, outstanding loans would be able to be repaid in whole or in part at any time, without premium or penalty (except customary breakage costs), subject to certain customary limitations, and would be available to be reborrowed from time to time.

        The interest rate on the Term Loan Facility would be, at the Borrower's option (subject to customary provisions or limitations), either:

  •
  the London Inter-Bank Offered Rate, or "LIBOR," for the relevant interest period plus a range of 6.50% to 6.75% per annum, provided that such LIBOR shall not be lower than 1.00% per annum; or

  •
  a Base Rate (as described below) plus a range of 5.50% to 5.75% per annum.

        The interest rate on borrowings under the U.S. Revolver would be, at the Borrower's option (subject to customary provisions or limitations), either:

  •
  the LIBOR for the relevant interest period plus 3.75% per annum; or

  •
  a Base Rate (as described below) plus 2.75% per annum.

        The interest rate on borrowings under the International Revolver would be, at the Borrower's option (subject to customary provisions or limitations), either:

  •
  the European Inter-Bank Offered Rate, or "EURIBOR," for the relevant interest period plus 4.00% per annum; or

  •
  a Base Rate (as described below) plus 3.00% per annum.

        The "Base Rate" is the highest of (A) the prime rate, (B) the federal funds effective rate plus 0.5%, or (C) the LIBOR for an interest period of one month plus 1.0% per annum. Upon a default, the applicable rate of interest under the Secured Credit Facilities may increase by 2.0%. The LIBOR on the Term Loan Facilities (including when determining the Base Rate) shall in no event be less than 1.0%.

        The Borrowers would pay a commitment fee calculated from and after the closing date at 0.50% annually on the average daily unused portion of the U.S. Revolver and 0.75% annually on the average daily unused portion of the International Revolver.

        The ability to borrow under each of the U.S. Revolver and the International Revolver would be subject to a "borrowing base," calculated using a formula based upon approximately 85% of receivables that meet or satisfy certain criteria, which we refer to as "Eligible Receivables," that are subject to a perfected security interest, plus, in the case of the International Revolver only, 10% of Eligible Receivables that are not subject to a perfected security interest, subject to certain exceptions and restrictions.

        The Term Loan Facility and the U.S. Revolver would be guaranteed by the U.S. subsidiaries of the Company (subject to certain limitations), and the International Revolver would be guaranteed by the Company and the Company's U.S. and non-U.S. subsidiaries (subject to certain limitations).

        The Term Loan Facility would generally be secured by a first-priority security interest in substantially all assets of the Company and the Company's U.S. subsidiaries (subject to certain limitations) other than accounts receivable and bank accounts, as to which the Term Loan Facility will be secured by a second-priority security interest. Generally, the obligations of the Borrowers under the U.S. Revolver would be secured by a first-priority security interest in the accounts receivable and bank accounts of the Company and the Company's U.S. subsidiaries (subject to certain limitations), and a second-priority security interest in substantially all other assets of the Company and the Company's U.S. subsidiaries (subject to certain limitations). The obligations of the Subsidiary under the International Revolver generally would be secured by a first-priority security interest in the accounts receivable and bank accounts of the Subsidiary and the Company's non-U.S. subsidiaries (subject to certain limitations), and a second-priority security interest in substantially all other assets of the Company and the Company's U.S. and non-U.S. subsidiaries (subject to certain limitations).

        The Company would have the right to prepay the Term Loan Facility in full or in part at any time without premium or penalty (except customary breakage costs); provided, however that upon the occurrence of prepayments relating to certain repricing transactions (as well as certain other repricing transactions) within the first year following closing, a 1% prepayment premium would be payable. The Company would be required to make mandatory prepayments of the Term Loan Facility without premium or penalty (except customary breakage costs) (i) with net proceeds of any issuance or incurrence of indebtedness by the Company after the closing, (ii) with net proceeds from certain asset sales outside the ordinary course of business, and (iii) with 50% of the excess cash flow for each fiscal year of the Borrowers commencing with the first full fiscal year ending after closing which may be stepped down upon the achievement and maintenance of certain metrics; provided, however, that upon the occurrence any repricing transaction in respect of certain mandatory prepayments within the first year following closing, a 1% prepayment premium would be payable. The Company or the Subsidiary, as applicable, would be required to make mandatory prepayments of their respective Revolving Credit Facilities to the extent that the aggregate outstanding amount thereunder would exceed the then-applicable borrowing base, which payments would be made without penalty or premium (except customary breakage costs).

        There are a number of conditions to the Lenders' obligation to provide the Secured Credit Facilities, including the Refinancing and the documentation of the Secured Credit Facilities.

        The Secured Credit Facilities would also contain customary default provisions, representations and warranties, and restrictive covenants. The Secured Credit Facilities will also require the Company to comply with a consolidated total leverage ratio.

        Notwithstanding the foregoing, within sixty days of the closing date of the Secured Credit Facilities, the Arranger may exercise certain customary rights to change the proposed terms, including the ability to increase the interest rates. Thus, while the above is a summary of the expected terms of the Secured Credit Facilities, final terms of the Secured Credit Facilities may differ from those set forth above, and, in certain circumstances, these differences may be significant.

        We currently anticipate that closing of our new Secured Credit Facilities and the Refinancing will occur shortly following the closing of this offering; however we cannot assure you that either or both of the closing of our new Secured Credit Facilities and the Refinancing will be completed.

  Libya

        We have open but inactive contracts in Libya. During 2013 and early 2014, we received payments of approximately $9.9 million from our client, the Libyan Organization for the Development of Administrative Centres, or ODAC, for work performed prior to March 2011. The remaining accounts receivable balance with ODAC is currently $50.1 million. While there is no timetable on future payments or a return to work on our existing contracts, we maintain an active dialogue with ODAC and other entities of the Libyan national government. We believe that the recent payments in 2013 and 2014, along with letters of credit of approximately $14.0 million posted in our favor by ODAC, were made in good faith and are positive indications that ODAC intends to satisfy its obligations to us.

Summary Financial Data

        The summary consolidated financial information of the Company presented in the table below for each of the five years in the period ended December 31, 2013 and the balance sheet data and the other data as of the end of each year has in each case been derived from the Company's audited Consolidated Financial Statements included in its annual reports on Form 10-K filed with the Securities and Exchange Commission, or SEC. The summary consolidated financial information of the Company presented in the following table as of and for the three months ended March 31, 2014 and 2013 is unaudited; however, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for such periods have been included. The results of operations for the three months ended March 31, 2014 may not be indicative of the results of operations to be expected for the full year. The table should be read in conjunction with the Consolidated Financial Statements and notes thereto in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 that are incorporated by reference in this prospectus supplement.

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)
Income Statement Data:
Consulting fee revenue	$137,249	$122,556	$512,085	$417,598	$399,254	$382,099	$364,010
Reimbursable expenses	12,764	13,517	64,596	63,183	102,202	69,659	57,772

Total revenue	150,013	136,073	576,681	480,781	501,456	451,758	421,782

Cost of services	78,590	72,698	296,055	239,572	227,991	213,349	209,052
Reimbursable expenses	12,764	13,517	64,596	63,183	102,202	69,659	57,772

Total direct expenses	91,354	86,215	360,651	302,755	330,193	283,008	266,824

Gross profit	58,659	49,858	216,030	178,026	171,263	168,750	154,958
Selling, general and administrative expenses	52,659	42,459	183,572	172,779	175,312	151,634	136,683
Equity in earnings of affiliates	—	—	—	—	(190)	(1,503)	(8,222)

Operating (loss) profit	6,000	7,399	32,458	5,247	(3,859)	18,619	26,497
Interest expense, net	5,076	5,487	22,864	18,150	7,262	3,144	1,737

Earnings (loss) before provision for income taxes	924	1,912	9,594	(12,903)	(11,121)	15,475	24,760
Income tax (benefit) provision	631	1,874	6,043	13,442	(6,186)	481	4,577

Consolidated net (loss) earnings	293	38	3,551	(26,345)	(4,935)	14,994	20,183
Less: net earnings—non controlling interests	240	418	1,922	1,872	1,082	778	713

Net (loss) earnings attributable to Hill International, Inc.	$53	$(380)	$1,629	$(28,217)	$(6,017)	$14,216	$19,470

Basic (loss) earnings per common share	$—	$(0.01)	$0.04	$(0.73)	$(0.16)	$0.36	$0.49

Basic weighted average common shares outstanding	39,795	38,664	39,098	38,500	38,414	39,258	39,659

Diluted (loss) earnings per common share	$—	$(0.01)	$0.04	$(0.73)	$(0.16)	$0.36	$0.49

Diluted weighted average common shares outstanding	40,602	38,664	39,322	38,500	38,414	39,824	40,124

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)
Selected Balance Sheet Data (at period end):
Cash and cash equivalents	$29,780	$15,457	$30,381	$16,716	$17,924	$39,406	$30,923
Accounts receivable, net	237,432	231,863	232,011	211,176	197,906	180,856	130,900
Total assets	453,648	436,523	449,102	421,673	407,512	370,851	291,539
Total debt	139,253	124,462	133,261	109,456	94,759	74,959	28,244
Total equity	146,410	138,684	143,031	141,103	172,394	168,096	159,640
Selected Other Data:
Total Backlog (at period end)	$978,000	$921,000	$1,027,000	$923,000	$795,000	$675,000	$620,000
12-Month Backlog (at period end)	400,000	381,000	394,000	382,000	322,000	275,000	282,000
EBITDA(1)	8,187	9,520	41,292	15,805	10,699	27,842	33,127

(1)
"EBITDA" is defined as earnings before interest, taxes, depreciation and amortization. EBITDA is not a measure of financial performance under GAAP. Management believes EBITDA, in addition to operating profit, net income and other GAAP measures, is a useful indicator of Hill's financial and operating performance and its ability to generate cash flows from operations that are available for taxes and capital expenditures. Investors should recognize that EBITDA might not be comparable to similarly-titled measures of other companies. This measure should be considered in addition to, and not as a substitute for or superior to, any measure of performance prepared in accordance with GAAP. A reconciliation of EBITDA to net earnings (loss) the most directly comparable GAAP measure follows:

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013	2012	2011	2010	2009
	(In thousands, except per share amounts)
Net earnings (loss) attributable to Hill International, Inc.	$53	$(380)	$1,629	$(28,217)	$(6,017)	$14,216	$19,470
Interest expense (income), net	5,076	5,487	22,864	18,150	7,262	3,144	1,737
Income tax provision (benefit)	631	1,874	6,043	13,442	(6,186)	481	4,577
Depreciation and amortization	2,427	2,539	10,756	12,430	15,640	10,001	7,343

EBITDA	$8,187	$9,520	$41,292	$15,805	$10,699	$27,842	$33,127

The Offering

        The following summary of the offering contains basic information about the offering and the common stock and is not intended to be complete. It does not contain all the information that may be important to you. For a more complete understanding of the common stock, please refer to the section of the accompanying prospectus entitled "Description of Capital Stock—Common Stock."

Issuer	Hill International, Inc., a Delaware corporation.
Common stock offered	8,500,000 shares of common stock, par value $0.0001 per share.
Option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional 1,275,000 shares of common stock within 30 days of the date of this prospectus supplement.
Common stock outstanding after this offering(1)	49,242,349 shares.
Use of proceeds

We estimate that the net proceeds that we will receive from this offering (after deducting underwriting discounts and commissions and our estimated offering expenses) will be approximately $33.9 million (or approximately $39.0 million if the underwriters exercise their option to purchase additional shares from us in full). As required under the Commitment Letter, we intend to keep $10.0 million of the net proceeds as cash or cash equivalents until the closing of the Secured Credit Facilities and use the balance of the net proceeds to repay a portion of the outstanding borrowings under our Existing Credit Agreement and Existing Term Loan. See "Use of Proceeds."

Risk factors

An investment in our common stock is subject to risks. Please refer to "Risk Factors" and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before investing in shares of our common stock.

New York Stock Exchange symbol	"HIL."

(1)
Based on the number of shares of common stock outstanding as of June 30, 2014. Does not include (i) up to 1,275,000 shares of our common stock that we may issue and sell upon the exercise of the underwriters' option to purchase additional shares, (ii) 7,518,620 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 2014 and (iii) 3,503,687 shares of common stock otherwise reserved for issuance under our equity plans as of June 30, 2014.

RISK FACTORS

        The following risks and uncertainties pertain to this offering, our common stock and the Refinancing. Other risks that we face, are more fully described under the section entitled "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2013, as filed with the SEC on March 14, 2014 and incorporated by reference in this prospectus supplement (see the section entitled "Incorporation of Certain Documents by Reference" in this prospectus supplement), including risks related to the collectibility of our accounts receivable from our contracts in Libya.

Risks Related to this Offering and Ownership of Our Common Stock

The market price for our common stock could be volatile and could decline, resulting in a substantial or complete loss of your investment.

        The stock markets, including the New York Stock Exchange on which our common stock is listed, have experienced significant price and volume fluctuations. As a result, the market price of our common stock could be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

  •
  our operating performance and the performance of other similar companies;

  •
  actual or anticipated differences in our operating results;

  •
  changes in our revenue or earnings estimates or recommendations by securities analysts;

  •
  publication of research reports about us or our industry by securities analysts;

  •
  additions and departures of key personnel;

  •
  speculation in the press or investment community;

  •
  actions by institutional stockholders;

  •
  changes in accounting principles;

  •
  terrorist acts and other events affecting political, economic or civil conditions in one or more foreign countries in which we operate; and

  •
  general economic and market conditions, including factors unrelated to our performance.

Future sales of our common and preferred stock may depress the price of our common stock.

        As of June 30, 2014, there were 40,742,349 shares of our common stock outstanding and an additional 7,518,620 shares of our common stock may be issued upon the exercise of options held by employees, management and directors. We also have the authority to issue up to 1,000,000 shares of preferred stock upon terms that are determined by our Board of Directors and, as of June 30, 2014, additional options to purchase up to 1,941,974 shares of our common stock without stockholder approval. In addition, in 2011, we registered with the SEC the potential issuance of 20,000,000 shares of common stock on a registration statement on Form S-3 (which amount includes the shares of common stock that may be issued and sold pursuant to this offering) and 8,000,000 shares of common stock on a registration statement on Form S-4 (of which 6,438,923 shares of common stock remain available for issuance). These shares may be used for working capital and general corporate purposes, or used in future acquisitions, respectively, subject to the covenants of any existing and future outstanding indebtedness. Sales of a substantial number of these shares in the public market, or factors relating to the terms we may determine for our preferred stock, options or warrants, could decrease the market price of our common stock. In addition, the perception that such sales might occur may cause the market price of our common stock to decline. Future issuances or sales of our common stock could have an adverse effect on the market price of our common stock.

Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

        We may retain future earnings, if any, for future operations, acquisitions and debt repayment and have no current plans to pay any cash dividends. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including the agreements governing our Existing Credit Agreement, Existing Term Loan and the new Secured Credit Facilities. As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than that which you paid for it.

We are able to issue shares of preferred stock with greater rights than our common stock.

        Our Board of Directors is authorized to issue one or more series of preferred stock from time to time without any action on the part of our stockholders. Our Board of Directors also has the power, without stockholder approval, to set the terms of any such series of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends and other terms. If we issue preferred stock in the future that has a preference over our common stock with respect to the payment of dividends or other terms, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Provisions in our organizational documents and Delaware law could discourage potential acquisition proposals, could delay or prevent a change in control of the Company that our stockholders may consider favorable and could adversely affect the market value of our common stock.

        Provisions in our organizational documents and Delaware law could discourage potential acquisition proposals, could delay or prevent a change in control of the Company that our stockholders may consider favorable and could adversely affect the market value of our common stock. Our amended and restated certificate of incorporation and amended and restated bylaws include provisions that:

  •
  our Board of Directors is expressly authorized to make, alter or repeal our bylaws;

  •
  our Board of Directors is divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

  •
  our Board of Directors is authorized to issue preferred stock without stockholder approval;

  •
  only our Board of Directors, our Chairman of the Board, our Chief Executive Officer or the holders of a majority in amount of our capital stock issued and outstanding and entitled to vote may call a special meeting of stockholders; this means that minority stockholders cannot force stockholder consideration of a proposal, including a proposal to replace our Board of Directors, by calling a special meeting of stockholders prior to such time authorized by our Board of Directors, our Chairman of the Board, our Chief Executive Officer or the holders of a majority in amount of our capital stock issued and outstanding and entitled to vote;

  •
  our bylaws require advance notice for stockholder proposals and director nominations;

  •
  our bylaws limit the removal of directors and the filling of director vacancies; and

  •
  we will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of the Company.

        In addition, Section 203 of the General Corporation Law of the State of Delaware imposes certain restrictions on mergers and other business combinations between the Company and any holder of 15% or more of our outstanding common stock. This provision is applicable to Hill and may have an anti-takeover effect that may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interest. In general, Section 203 could delay for three years and impose conditions upon "business combinations" between an "interested shareholder" and Hill, unless prior approval by our Board of Directors is given. The term "business combination" is defined broadly to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. An "interested shareholder," in general, would be a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation's voting stock.

A small number of shareholders own a large number of shares thereby potentially exerting significant influence over us.

        As of June 30, 2014, Irvin E. Richter, David L. Richter and other members of the Richter family beneficially owned approximately 32% of our common stock. This concentration of ownership could significantly influence matters requiring stockholder approval and could delay, deter or prevent a change in control of the Company or other business combinations that might otherwise be beneficial to our other stockholders. Accordingly, this concentration of ownership may impact the market price of our common stock. In addition, the interest of our significant stockholders may not always coincide with the interest of the Company's other stockholders. In deciding how to vote on such matters, they may be influenced by interests that conflict with our other stockholders.

Risks Related to the Refinancing

We may not be able to consummate the contemplated Refinancing, which could negatively impact our interest expense. Our inability to consummate the Refinancing could also materially and adversely affect our liquidity and our ongoing results of operation.

        Our Existing Credit Agreement and Existing Term Loan mature on March 31, 2015 and October 18, 2016, respectively. If we are not able to consummate the contemplated Refinancing, we may not be able to renew or otherwise refinance either or both of our Existing Credit Agreement and Existing Term Loan, or any renewal or refinancing may occur on less favorable terms. If we are unable to refinance or renew our Existing Credit Agreement and Existing Term Loan, our failure to repay all amounts due on the applicable maturity date would cause a default under the terms of the Existing Credit Agreement and Existing Term Loan. In addition, our interest expense may increase significantly if we refinance or renew our Existing Credit Agreement or Existing Term Loan on terms that are less favorable to us than the current terms.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Certain of the statements contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement are considered "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement are made pursuant to the Private Securities Litigation Reform Act. Except for historical information contained in this prospectus supplement, the matters set forth herein are forward-looking statements. These forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. You can identify forward-looking statements by the use of terminology such as "may," "will," "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," "could," "should," "potential" or "continue" or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact.

        Those forward-looking statements may concern, among other things:

  •
  the markets for our services;

  •
  projections of revenues and earnings, anticipated contractual obligations, capital expenditures, funding requirements or other financial items;

  •
  statements concerning our plans, strategies and objectives for future operations; and

  •
  statements regarding future economic conditions or performance.

        Important factors that could cause our actual results, performance or achievements to differ materially from estimates or projections contained in our forward-looking statements include:

  •
  modifications and termination of client contracts;

  •
  control and operational issues pertaining to business activities that we conduct pursuant to joint ventures with other parties;

  •
  difficulties we may incur in implementing our acquisition strategy;

  •
  the need to retain and recruit key technical and management personnel; and

  •
  unexpected adjustments and cancellations related to our backlog.

        Other factors that may affect our businesses, financial position or results of operations include:

  •
  our ability to consummate the new debt facilities;

  •
  the risk that our proposed lender will not be able to consummate the new debt facilities;

  •
  our ability to consummate the equity offering,

  •
  special risks regarding our ability to obtain debt financing or otherwise raise capital to meet required working capital needs and to support potential future acquisition activities;

  •
  special risks of international operations, including uncertain political and economic environments, acts of terrorism or war, potential incompatibilities with foreign joint venture partners, foreign currency fluctuations, civil disturbances and labor issues; and

  •
  special risks of contracts with governmental entities, including the failure of applicable governing authorities to take necessary actions to secure or maintain funding for particular projects with us, the unilateral termination of contracts by the government and reimbursement obligations to the government for funds previously received.

        Other factors that could cause our actual results, performance or achievements to differ materially from that contemplated by forward-looking statements are discussed under the heading "Risk Factors" in this prospectus supplement, under the heading "Risk Factors" and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2013, as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus supplement.

        Because the risk factors referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Except to the extent required by applicable laws and regulations, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this prospectus or in any prospectus supplement or in the information incorporated by reference herein or therein.

 USE OF PROCEEDS

        We estimate that our net proceeds from the sale of 8,500,000 shares of common stock in this offering will be approximately $33.9 million, or approximately $39.0 million if the underwriters exercise their option to purchase additional shares in full, after deducting underwriting discounts and commissions and our estimated offering expenses of $250,000.

        As required under the Commitment Letter, we intend to keep $10.0 million of the net proceeds of this offering as cash or cash equivalents until the closing of the Secured Credit Facilities and use the balance of the net proceeds to repay outstanding borrowings under our Existing Credit Agreement and Existing Term Loan, which amounted to $42.6 million and $88.7 million, respectively, at June 30, 2014. The payoff amount of the Existing Term Loan will be the loan's par value of $100.0 million. Upon the closing of the Secured Credit Facilities, we intend to use the $10.0 million of the net proceeds of this offering referenced above for general working capital purposes. At June 30, 2014, the weighted average interest rate on the outstanding borrowings under our Existing Credit Agreement and Term Loan were approximately 7.22% and 20.00% per annum, respectively. Our Existing Credit Agreement matures on March 31, 2015 and our Existing Term Loan matures on October 18, 2016.

        In addition to providing short-term borrowings used for working capital, the Company used borrowings under the Existing Credit Agreement and Existing Term Loan during the preceding 12 months to supplement funding from other sources for our general corporate purposes, which included, but was not limited to, operating costs, additional equity interests, payment of second installment note in connection with an acquisition and capital expenditures.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2014:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale by us of 8,500,000 shares of our common stock in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the estimated net proceeds of approximately $33.9 million from this offering (refer to "Use of Proceeds").

        This table should be read with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and notes thereto incorporated by reference in this prospectus supplement.

	As of March 31, 2014
	Actual	As Adjusted(1)
	(in thousands, except share data)
Total cash and cash equivalents	$29,780	$39,780

Current debt	53,395	37,979

Long-term debt, net of current maturities	85,858	77,386
Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized, none issued	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized, 47,034,077 and 55,534,077 shares issued, actual and as adjusted, respectively	5	6
Additional paid-in capital	139,025	172,913
Retained earnings	47,091	47,091
Accumulated other comprehensive loss	(23,812)	(23,812)
Treasury stock, 6,546,439 shares, at cost	(28,304)	(28,304)

Hill International, Inc. share of equity	134,005	167,894
Noncontrolling interests	12,405	12,405

Total equity	146,410	180,299

Total capitalization	$232,268	$257,685

(1)
Assumes no exercise of the underwriters' option to purchase up to an additional 1,275,000 shares of common stock. Any additional net proceeds received if the underwriters exercise the option to purchase additional shares in whole or in part will be applied to the further repayment of the outstanding borrowings under our Existing Credit Agreement and Existing Term Loan or used for general corporate purposes. See "Use of Proceeds."

UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement by and between KeyBanc Capital Markets Inc., as representative for the underwriters named in the agreement, and us, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the number of shares of common stock set forth opposite its name in the table below:

Underwriter	Number of Shares
KeyBanc Capital Markets Inc.	5,100,000
William Blair & Company, L.L.C.	1,275,000
Houlihan Lokey Capital, Inc.	1,275,000
Boenning & Scattergood, Inc.	382,500
Sidoti & Company, LLC	382,500
SG Americas Securities, LLC	85,000

Total	8,500,000

        Under the terms of the underwriting agreement, the underwriters are committed to purchase all of these shares if any shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriting agreement provides that the underwriters' obligations to purchase the common stock depends on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

        The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover of this prospectus and to certain dealers at such price less a concession not in excess of $0.14022 per share. If all of the shares are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

        We have granted the underwriters an option to purchase up to 1,275,000 additional shares from us at the public offering price less the underwriting discount. The underwriters may exercise the option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of common stock proportionate to that underwriter's initial amount reflected in the above table.

        The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

	Per Share	Total Without Option Exercised	Total With Option Exercised
Public offering price	$4.2500	$36,125,000	$41,543,750
Underwriting discount	$0.2337	$1,986,450	$2,284,418
Proceeds (before expenses) to us	$4.0163	$34,138,550	$39,259,332

        We estimate that the total expenses related to this offering payable by us, excluding underwriting discounts and commissions, will be approximately $250,000.

        We, our executive officers and directors and certain affiliates thereof have agreed with the underwriters, for a period of 90 days after the date of this prospectus, subject to certain exceptions, not to offer, sell, hedge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, without the prior written consent of KeyBanc Capital Markets Inc. Immediately after this offering, 11,353,801 shares of common stock will be beneficially owned by our executive officers and directors and certain affiliates thereof. However, KeyBanc Capital Markets Inc. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. When determining whether to release securities from the lock-up agreements, KeyBanc Capital Markets Inc. may consider, among other factors, market conditions at the time, the number of securities for which the release is requested and the stockholder's reasons for requesting the release. Notwithstanding the foregoing, if, under certain circumstances during the term of this lock-up, we issue an earnings release or announce that we will release earnings or material news or a material event regarding our company occurs, then the lock-up period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriters from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that stabilize the price of our common stock, such as bids or purchases of shares in the open market while this offering is in progress to peg, fix, or maintain that price. These transactions also may include short sales and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us. The underwriters may reduce that short position by purchasing shares in the open market or by exercising all or part of the option to purchase additional shares described above. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of our common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Neither we nor the underwriters make any representation or prediction as to the effect the transactions described above may have on the price of our common stock. Any of these activities may have the effect of preventing or retarding a decline in the market price of our common stock. They may also cause the price of our common stock to be higher than the price that would otherwise exist on the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them without notice at any time.

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

        Certain of the underwriters and their respective affiliates have engaged in, and may in the future engage in, investment banking and other transactions with us and perform services for us in the ordinary course of their business. They have received customary fees and commissions for those transactions. In the course of their businesses, the underwriters and their respective affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their respective affiliates may at any time hold long or short positions in such securities or loans.

        SG Americas Securities, LLC is acting as the sole and exclusive bookrunner and sole and exclusive arranger for the Secured Credit Facilities and one of its affiliates will act as the sole administrative agent and collateral agent for, and as a lender under, the Secured Credit Facilities. Houlihan Lokey Capital, Inc. will receive an advisory fee in connection with our entry into the Secured Credit Facilities.

 LEGAL MATTERS

        The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Duane Morris LLP, Philadelphia, Pennsylvania. Certain legal matters will be passed upon for the underwriters by Jones Day, Cleveland, Ohio.

EXPERTS

        The consolidated financial statements of Hill International, Inc. at December 31, 2013 and for each of the years in the three-year period ended December 31, 2013, the related financial statement schedule, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 have been audited by EisnerAmper LLP, independent registered public accounting firm, as set forth in their reports incorporated by reference herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

    Public Reference Room
    100 F Street, NE
    Washington, DC 20549

        You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information that we electronically file with the SEC, which you can access over the Internet at www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus supplement and the accompanying prospectus, and any information that we file later with the SEC will automatically update and, where applicable, supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC's rules):

          (a)   Our Annual Report on Form 10-K for the year ended December 31, 2013, as filed with the SEC on March 14, 2014;

          (b)   Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, as filed with the SEC on May 12, 2014; and

          (c)   Our Current Reports on Form 8-K filed with the SEC on January 31, 2014, June 13, 2014 and July 28, 2014.

        For purposes of the registration statement of which this prospectus is a part, any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded to the extent that a statement contained herein modifies or supersedes such statement in such document. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the registration statement of which this prospectus is a part.

        We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC's rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we have sold all of the shares of common stock to which this prospectus supplement relates or the offering is otherwise terminated.

        This prospectus supplement and the accompanying prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the shares of common stock. As permitted by SEC rules, this prospectus supplement and the accompanying prospectus do not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed or incorporated by reference certain legal documents that control the terms of the shares of common stock offered by this prospectus supplement as exhibits to the registration statement. We may file certain other legal documents that control the terms of the shares of common stock offered by this prospectus supplement as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our common stock. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its website.

        You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

    William H. Dengler, Jr.
    Senior Vice President, General Counsel and Secretary
    Hill International, Inc.
    303 Lippincott Centre
    Marlton, NJ 08053
    Telephone: (856) 810-6200

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

PROSPECTUS

20,000,000 Shares

HILL INTERNATIONAL, INC.

Common Stock

        From time to time in one or more offerings we may offer and sell up to 20,000,000 shares of common stock at prices and on terms described in one or more supplements to this prospectus, to be determined at or prior to the time of sale.

        This prospectus describes some of the general terms that may apply to an offering of shares of our common stock and the general manner in which they may be offered. The specific terms and any other information relating to a specific offering including the specific manner in which the securities may be offered, will be set forth in a supplement to this prospectus. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and each applicable prospectus supplement carefully before you invest, as well as the documents incorporated by reference in this prospectus and the applicable prospectus supplement.

        Our common stock is listed for trading on the New York Stock Exchange under the trading symbol "HIL." On July 22, 2011, the last reported sale price of our common stock on the New York Stock Exchange was $6.05 per share.

        We may offer and sell shares of common stock to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. See "Plan of Distribution." Each prospectus supplement will provide the amount, price and terms of the plan of distribution relating to the shares of common stock to be sold pursuant to such prospectus supplement. We will set forth the names of any underwriters, dealers or agents in the accompanying prospectus supplement, as well as the net proceeds we expect to receive from such sale.

        Investing in shares of our common stock involves risks. You should review carefully the risks and uncertainties described under the heading "Risk Factors" contained in the applicable prospectus supplement we have authorized for use in connection with a specific offering, and under similar headings in the documents that are incorporated by reference into this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 18, 2011.

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or the SEC, using a "shelf" registration process. Under this shelf registration process, we may, from time to time, offer and sell up to 20,000,000 shares of our common stock in one or more offerings.

        This prospectus provides you with a general description of the shares of common stock offered by us. Each time we sell shares of common stock, we will provide a prospectus supplement, information that is incorporated by reference into this prospectus, or other offering material that will contain specific information about the terms of that offering. The prospectus supplement and any other offering material may also add to, update or change information contained in the prospectus or in documents we have incorporated by reference into this prospectus and, accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such common stock.

        The prospectus supplement to be attached to the front of this prospectus may describe, as applicable:

  •
  The number of shares of common stock that we propose to sell;

  •
  The public offering price per share of the common stock;

  •
  The names of any underwriters, agents or dealers through or to which the shares of the common stock will be sold;

  •
  Any compensation to those underwriters, agents or dealers;

  •
  Any additional risk factors applicable to the shares of our common stock or our business and operations; and

  •
  Any other material information about the offering and sale of the shares of common stock.

        You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, the applicable prospectus supplement and any other offering material, before making an investment decision.

        In this prospectus, references to "Company," "we," "us," "our," "registrant" and "Hill" refer to Hill International, Inc., a corporation organized under the laws of the State of Delaware, and its consolidated subsidiaries.

        You should rely only on the information contained or incorporated by reference in this prospectus, any prospectus supplement and any other offering material. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should not assume that the information appearing in this prospectus, any prospectus supplement, any other offering material or the documents incorporated by reference herein or therein is accurate as of any date other than their respective dates, regardless of the time of delivery of this prospectus, any prospectus supplement, any other offering material or any sale of shares of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates.

 WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file with the SEC at the following location of the SEC:

Public Reference Room
100 F Street, N.E., Room 1580
Washington, D.C. 20549

        You may obtain information about the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements and other information that we electronically file with the SEC, which you can access over the Internet at www.sec.gov. You can also obtain information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. Any information referenced this way is considered to be part of this prospectus, and any information that we file later with the SEC will automatically update and, where applicable, supersede this information. We incorporate by reference the following documents that we have filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC's rules):

  (a)
  Our Annual Report on Form 10-K for the year ended December 31, 2010;

  (b)
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

  (c)
  Our Current Report on Form 8-K filed on June 8, 2011; and

  (d)
  Our Current Report on Form 8-K filed on July 7, 2011.

        We also incorporate by reference any future filings we make with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K or as otherwise permitted by the SEC's rules) under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until we have sold all of the shares of common stock to which this prospectus relates or the offering is otherwise terminated.

        This prospectus is part of a registration statement on Form S-3 we have filed with the SEC relating to the shares of common stock. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the SEC. We have filed or incorporated by reference certain legal documents that control the terms of the shares of common stock offered by this prospectus as exhibits to the registration statement. We may file certain other legal documents that control the terms of the shares of common stock offered by this prospectus as exhibits to reports we file with the SEC. You may refer to the registration statement and the exhibits and schedules for more information about us and our common stock. The registration statement and exhibits and schedules are also available at the SEC's Public Reference Room or through its website.

        You may obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:

William H. Dengler, Jr.
Senior Vice President, General Counsel and Secretary
Hill International, Inc.
303 Lippincott Centre
Marlton, NJ 08053
Telephone: (856) 810-6200

        Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference in this prospectus are considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. The Private Securities Litigation Reform Act of 1995 provides certain "safe harbor" provisions for forward-looking statements. All forward-looking statements made in this prospectus, any prospectus supplement, any other offering material and any documents we incorporate by reference are made pursuant to the Private Securities Litigation Reform Act. Except for historical information contained in this prospectus, the matters set forth herein are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and assumptions and are subject to certain risks and uncertainties. Although we believe that the expectations, estimates and assumptions reflected in our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. You can identify forward-looking statements by the use of terminology such as "may," "will," "anticipate," "believe," "estimate," "expect," "future," "intend," "plan," "could," "should," "potential" or "continue" or the negative or other variations thereof, as well as other statements regarding matters that are not historical fact.

        Those forward-looking statements may concern, among other things:

  •
  The markets for our services;

  •
  Projections of revenues and earnings, anticipated contractual obligations, capital expenditures, funding requirements, possible transactional synergies or other benefits or other financial items;

  •
  Statements concerning our plans, strategies and objectives for future operations or our ability to consummate particular transactions; and

  •
  Statements regarding future economic conditions or performance.

        Important factors that could cause our actual results, performance and achievements, or industry results to differ materially from estimates or projections contained in our forward-looking statements include:

  •
  Modifications and termination of client contracts;

  •
  Control and operational issues pertaining to business activities that we conduct pursuant to joint ventures with other parties;

  •
  Difficulties we may incur in implementing our acquisition strategy and specific issues we encounter as we seek to consummate particular acquisitions;

  •
  The need or ability to retain and recruit key technical and management personnel; and

  •
  Unexpected adjustments and cancellations related to our backlog or other measures, including those relating to acquisitions and potential acquisitions.

        Other factors that may affect our businesses, financial position or results of operations include:

  •
  Special risks of international operations, including uncertain political and economic environments, acts of terrorism or war, potential incompatibilities with foreign joint venture partners, foreign currency fluctuations, civil disturbances and labor issues; and

  •
  Special risks of contracts with governmental entities, including the failure of applicable governing authorities to take necessary actions to secure or maintain funding for particular projects with us, the unilateral termination of contracts by the government and reimbursement obligations to the government for funds previously received.

        Other factors that could cause our actual results, performance or achievements to differ materially from that contemplated by forward-looking statements are discussed under the heading "Risk Factors" and in other sections of our Annual Report on Form 10-K for the year ended December 31, 2010, as well as in our other reports filed from time to time with the SEC that are incorporated by reference into this prospectus and in the applicable prospectus supplement.

BECAUSE THE RISK FACTORS REFERRED TO ABOVE COULD CAUSE ACTUAL RESULTS OR OUTCOMES TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE BY US OR ON OUR BEHALF, YOU SHOULD NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAWS AND REGULATIONS, HILL UNDERTAKES NO OBLIGATIONS TO UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE OF THIS PROSPECTUS OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS CONTAINED THROUGHOUT THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT OR IN THE INFORMATION INCORPORATED BY REFERENCE HEREIN OR THEREIN.

THE COMPANY

        Our company was incorporated in Delaware in 2004 as Arpeggio Acquisition Corporation ("Arpeggio"), a specified purpose acquisition corporation. On June 28, 2006, Hill International, Inc. ("Old Hill"), a Delaware corporation, merged into Arpeggio, which was the surviving entity of the merger. Old Hill was founded in 1976 by Irvin E. Richter, our current Chairman and Chief Executive Officer. Immediately following the merger, the stockholders of Old Hill owned approximately 63.6% of the total voting power of Arpeggio. After the merger, Arpeggio changed its name to "Hill International, Inc."

        We currently provide project management and construction claims services to clients worldwide, but primarily in the United States, Latin America, Europe, the Middle East, North Africa, Asia and Australia. Our clients include the United States and other national governments and their agencies, state and local governments and their agencies and the private sector. We are organized into two key operating segments: the Project Management Group and the Construction Claims Group.

        In our Project Management Group, we provide construction management services which include program management, project management, construction management, project management oversight, troubled project turnaround, staff augmentation, estimating and cost management, project labor agreements and management consulting. In our Construction Claims Group, we advise clients in order to assist them in preventing or resolving claims and disputes based upon schedule delays, cost overruns and other problems on major construction projects worldwide.

        We are one of the leading firms in the world in both the project management and construction claims consulting businesses. We are a global company with approximately 3,000 personnel operating out of nearly 100 offices in more than 30 countries.

        Our executive office is located at 303 Lippincott Centre, Marlton, New Jersey 08053. We maintain a website at www.hillintl.com. The information contained on our website is not a part of, and is not incorporated by reference into, this prospectus. The telephone number at our executive office is (856) 810-6200.

RISK FACTORS

        Investing in shares of our common stock involves risk. Before making an investment decision, you should carefully consider the risks described under "Risk Factors" in the applicable prospectus supplement or other offering material and in our most recent Annual Report on Form 10-K, or any updates in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares of common stock could decline due to any of these or other risks, and you may lose all or part of your investment. For more information, see "Where You Can Find More Information."

USE OF PROCEEDS

        Unless indicated otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of shares of our common stock for our operations and for other general corporate purposes, including, but not limited to, capital expenditures, repayment or refinancing of borrowings, working capital, investments and acquisitions. We have not allocated any portion of the net proceeds for any particular use at this time. Pending such uses, we may invest the net proceeds in demand deposits, money market accounts or short-term, investment-grade, interest-bearing securities or guaranteed obligations of the United States government or other securities. Additional information on the use of net proceeds from the sale of securities offered by this prospectus may be set forth in the applicable prospectus supplement or other offering material relating to such offering. If net proceeds from a specific offering will be used to repay indebtedness, the applicable prospectus supplement or other offering material will describe the relevant terms of the debt to be repaid.

DESCRIPTION OF CAPITAL STOCK

        Our certificate of incorporation authorizes the issuance of 75,000,000 shares of common stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of June 30, 2011, 38,493,703 shares of common stock were outstanding and no shares of preferred stock were outstanding.

Common Stock

        The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Our board of directors is divided into three classes, each of which will serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to the rights and preferences of any preferred stock which may be outstanding in the future, the holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when and if declared by our board of directors from funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preferences of any preferred stock then outstanding. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Holders of our common stock do not have any conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Preferred Stock

        Our certificate of incorporation authorizes the issuance of 1,000,000 shares of a "blank check" preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business combination or other acquisition transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the preferred stock, or any series thereof, unless a vote of any such holders is required pursuant to any preferred stock designation. There are no shares of preferred stock outstanding and we do not currently intend to issue any preferred stock.

Anti-Takeover Provisions

  Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an

"interested stockholder" during the three-year period after such stockholder becomes an "interested stockholder," unless:

  •
  Prior to such time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  The interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  On or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  Any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  The affiliates and associates of any such person.

  Certificate of Incorporation and Bylaws

        Our amended and restated certificate of incorporation, or our certificate of incorporation, and amended and restated bylaws, or our bylaws, include provisions that:

  •
  Our board of directors is expressly authorized to make, alter or repeal our bylaws;

  •
  Our board of directors is divided into three classes of service with staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

  •
  Our board of directors is authorized to issue preferred stock without stockholder approval;

  •
  Only our board of directors, Chairman of the Board, our Chief Executive Officer or the holders of a majority in amount of our capital stock issued and outstanding and entitled to vote may call a special meeting of stockholders; this means that minority stockholders cannot force stockholder consideration of a proposal, including a proposal to replace our board of directors, by calling a special meeting of stockholders prior to such time authorized by our board of directors, Chairman of the Board, our Chief Executive Officer or the holders of a majority in amount of our capital stock issued and outstanding and entitled to vote;

  •
  Our bylaws require advance notice for stockholder proposals and director nominations;

  •
  Our bylaws limit the removal of directors and the filling of director vacancies; and

  •
  We will indemnify officers and directors against losses that may incur in connection with investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

        These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in control of our company.

PLAN OF DISTRIBUTION

        We may sell the shares of common stock from time to time in one or more transactions through underwriters or dealers, through agents, or directly to one or more purchasers, in private transactions, at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices. We will describe the method of distribution and the terms of the offering of the shares of common stock in a prospectus supplement, information incorporated by reference or other offering material, including:

  •
  the name or names of the underwriters, if any;

  •
  the purchase price of the shares of common stock and the proceeds we will receive from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchange or market on which the common stock may be listed.

        Only underwriters we name in the prospectus supplement, information incorporated by reference or other offering material are underwriters of the shares of our common stock offered thereby.

        If we use underwriters in the sale, they will acquire the shares of our common stock for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase shares of our common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the shares of our common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of our common stock offered by the prospectus supplement, information incorporated by reference or other offering material. In connection with the sale of shares of our common stock, underwriters may receive compensation from us or from purchasers of shares of our common stock for whom they may act as agents. This compensation may be in the form of discounts, concessions or commissions.

        Underwriters may sell shares of our common stock to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of shares of our common stock could be considered underwriters, and any discounts or commissions received by them from us and any profit on the resale of shares of our common stock by them could be considered underwriting discounts and commissions, under the Securities Act. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

        If we sell shares of our common stock to a dealer, we will sell the shares of our common stock to the dealer, as principal. The name of the dealer and the terms of the transaction will be set forth in the prospectus supplement, information incorporated by reference or other offering material. The dealer may then resell the shares of our common stock to the public at varying prices to be determined by the dealer at the time of resale.

        We may sell shares of our common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of shares of our common stock, and we will describe any commissions we will pay the agent, in the prospectus supplement, information incorporated by reference or other offering material. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

        Under agreements entered into by us for the purchase or sale of shares of our common stock, underwriters, dealers and agents may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

        Offers to purchase shares of our common stock may be solicited, and sales thereof may be made, by us directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales of those shares of our common stock. The terms of any such offer will be set forth in the prospectus supplement, information incorporated by reference or other offering material.

        If we offer shares of our common stock in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the shares of our common stock they commit to purchase on a standby basis. If we do not enter into a standby underwriting arrangement, we may retain a dealer-manager to manage a subscription rights offering for us.

        If so indicated in the prospectus supplement, we will authorize the underwriters or other persons acting as our agents to solicit offers by certain institutional investors to purchase shares of our common stock from us under contracts requiring payment and delivery on a future date. The obligations of any purchaser under these contracts will be subject to the condition that the purchase of the offered shares of our common stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

        To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we may do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will issue and sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell shares on a daily basis in exchange transactions or otherwise as we may agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our common stock. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus. In the event that any underwriter or agent acts as principal, or broker-dealer acts as underwriter, it may engage in certain transactions that stabilize, maintain or otherwise affect the price of our common stock. We will describe any such activities in the prospectus supplement relating to the transaction.

        In connection with an offering, the underwriters may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of our common stock than they are required to purchase in an offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while an offering is in progress.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased shares of our common stock sold by or for the account of that underwriter in stabilizing or short-covering transactions.

        These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the shares of our common stock. As a result, the price of the shares of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on an exchange or automated quotation system, if the shares of our common stock are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

        In compliance with guidelines of the Financial Industry Regulatory Authority, or FINRA, the maximum consideration or discount to be received by any FINRA member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement, the validity of any shares of our common stock issued hereunder will be passed upon for our company by Duane Morris LLP, Philadelphia, Pennsylvania, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        The consolidated financial statements of Hill International, Inc. at December 31, 2009 and for each of the years in the two-year period ended December 31, 2009 have been audited by Amper, Politziner & Mattia, LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        On August 16, 2010, we were notified that Amper, Politziner & Mattia, LLP combined its practice with that of Eisner LLP and the name of the combined practice operates under the name EisnerAmper LLP and that Amper, Politziner & Mattia, LLP resigned as our independent registered public accounting firm. At that time, EisnerAmper LLP was appointed as our new independent registered public accounting firm. The consolidated financial statements of Hill International, Inc. at December 31, 2010 and for the year ended December 31, 2010 have been audited by EisnerAmper LLP, independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The financial statements of Stanley Baker Hill, LLC at December 31, 2009 and for the year then ended have been audited by Schneider Downs & Co., Inc., independent registered public accounting firm, as set forth in their report incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

8,500,000 Shares

Common Stock

P R O S P E C T U S    S U P P L E M E N T

KeyBanc Capital Markets

William Blair
Houlihan Lokey
Boenning & Scattergood, Inc.
Sidoti & Company, LLC
SOCIETE GENERALE

July 31, 2014